SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of February, 2009

ECTEL LTD.

(Translation of Registrant`s Name into English)

10 Amal Street

Park Afek

Rosh Ha'ayin 48092

ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]         Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

Yes [  ]                 No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______

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Attached hereto and incorporated by reference herein is a press release issued by ECtel Ltd. on February 17, 2009 announcing "ECtel Presents Results for Fourth Quarter and Full Year 2008". Such press release is hereby incorporated by reference into the Registrant`s Registration Statement on Form S-8, Registration No. 333-127576.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ECTEL LTD.
(Registrant)

By: //s//________________________________

Michael Neumann
Senior Vice President and

Chief Financial Officer

Dated:  February 23, 2009

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Index to Exhibits

Exhibit No.                   Exhibit

1                                    Press Release issued February 17, 2009

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Exhibit 1

ECtel Presents Results for Fourth Quarter and
Full Year 2008

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Annual Revenues up 20% year-over-year

ROSH HA'AYIN, Israel, February 17, 2009. ECtel Ltd. (NASDAQ: ECTX), a leading global provider of Integrated Revenue Management (TM) (IRM(TM)) solutions, today reported financial results for the fourth quarter and full year of 2008.

Fourth Quarter and Full Year 2008 Highlights

●        Annual revenues up 20% year-over-year reaching $25.0 million

●        Fourth Quarter revenues of $4.8 million, at high level of preliminary results revenue range

●        Strong order generation with Book-to-Bill exceeding one in the fourth quarter

●        Ending cash balance totaled $17.6 million

●        Initiated proactive efficiency measures with view to preserving cash and achieving break-even in second half of 2009

Fourth Quarter 2008

Revenues for the fourth quarter of 2008 totaled $4.8 million, compared to $6.6 million in the fourth quarter of 2007, and $7.1 million revenues in the third quarter 2008. Revenues for the fourth quarter, and subsequently the full year, were lower than initially anticipated primarily due to three factors: the longer and deeper impact of the global macroeconomic crisis on the Company's activities visible in a lengthening in sale cycles, the delay in recognizing revenues related to a major project and the impact of substantial currency fluctuations against the US Dollar.

Gross margin for the fourth quarter 2008 totaled 34%, compared to the 55% margin in the fourth quarter of 2007, and 50% margin in the third quarter 2008. The lower gross margin primarily resulted from the revenue shortfall outlined above.

Non-GAAP operating loss for the fourth quarter of 2008 totaled $3.0 million, compared to non-GAAP operating loss of $0.8 million in the fourth quarter of 2007 and $1.7 million non-GAAP operating loss in the previous quarter. Non-GAAP net loss for the fourth quarter of 2008 totaled $2.9 million, or $0.18 loss per share, compared with a Non-GAAP net loss of $0.5 million, or $0.03 loss per share, in the fourth quarter of 2007. Non-GAAP net loss for the third quarter 2008 totaled $1.6 million, or $0.10 per share.

GAAP Operating loss for the fourth quarter of 2008 totaled $3.2 million, compared to an operating loss of $1.0 million in the fourth quarter of 2007 and an operating loss of $2.0 million for the third quarter of 2008. GAAP Net loss for the fourth quarter of 2008 totaled $3.4 million or $0.21 loss per share, compared to a net loss $2.2 million or $0.13 per share in the fourth quarter of 2007. Net loss for the third quarter 2008 totaled $1.9 million or $0.11 per share.

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Cash, cash equivalents, and marketable bonds and securities as of December 31, 2008 were $17.6 million or $1.08 per share, compared to $19.3 million or $1.2 per share as of September 30, 2008.

Full Year 2008

Revenues for full year 2008 increased 20% reaching $25.0 million, compared to $20.9 million in 2007. Gross margin for 2008 was 45%, compared to the 51% margin in 2007.

Non-GAAP operating loss for 2008 totaled $8.1 million, compared to $7.2 million non-GAAP operating loss in 2007.  Non-GAAP net loss for 2008 totaled $7.0 million, or $0.42 loss per share, compared to Non-GAAP net loss of $6.0 million, or $0.36 loss per share, in 2007.

GAAP operating loss for 2008 totaled $9.1 million, compared to an operating loss of $8.5 million in 2007. Net loss for 2008 totaled $8.3 million or $0.50 loss per share, compared to a net loss of $8.8 million or $0.53 per share in 2007.

ECtel's non-GAAP operating income (loss) and net income (loss) differs from results reported under U.S. GAAP. This is due to adjustments made for amortization of acquisition related intangible assets, share-based compensation expenses, expenses related to a one-time due-diligence process and the impact of the permanent impairment charge and recovery related to certain securities in December 2007 and 2008. The accompanying tables provide a full reconciliation from GAAP to Non-GAAP results.

Sale of Certain Auction Rate Securities at Full Par Value and Partial Impairment of Balance of ARS

During October 2008, the Company sold $1.725 million of Auction Rate Securities ("ARS") purchased from Credit Suisse Securities (USA) LLC for cash at full par value. By December 31, 2008 the Company received the full amount in cash, consequently the Company recorded a capital gain in the amount of $1.6 million in the fourth quarter of 2008.

As of December 31, 2008, the Company had $2.2 million of principal invested in its remaining two outstanding ARS, issued by Lehman Brothers (net of unrealized loss of $0.5 million, previously recorded as a reduction of shareholders' equity). These ARS were ranked as AA at the time of purchase. All securities continue to pay interest in accordance with their stated terms. However, since these ARS have experienced multiple failed auctions due to a lack of liquidity in the market for these securities, based on third party indications, the Company has impaired its ARS portfolio and recorded, in the fourth quarter 2008, on the GAAP basis, an impairment charge of $1.8 million in the consolidated statement of operations. All of these ARS are classified long-term investments.

"In the fourth quarter of 2008 we saw the visible impact of the lengthening and deepening of the global macroeconomic crisis which, on the one hand is causing a lengthening of sales cycles as spending tightens, while, on the other hand, we are seeing demand for cost saving products such as ECtel's, remaining intact and not being compromised," commented Itzik Weinstein, President and CEO of ECtel. "During the quarter though, we saw a decline in revenues, driven by these longer sales cycles as well as the delay in receiving an acceptance of a major order, subsequently impacting  our profitability metrics. At the same time, we also saw an increase in our backlog as we added several key orders to our backlog contributing to a book-to-bill in excess of one, as well as good visibility for the coming quarters on certain accounts."

"As the global markets continue to be in turmoil, we have adopted a series of proactive efficiency measures including a reduction in management and employee salaries, downsizing in workforce, cost efficiencies in the professional service (PSO) functions as well as  other operating expenses. As we enter 2009, it is our clear goal to preserve cash, without compromising either our development or growth prospects, with a view to achieving break-even during the second part of 2009." added Mr. Weinstein.

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Conference call

ECtel management will host a teleconference later today at 10:00 am ET (9:00am CT, 7:00am PT, and 5:00pm Israel time) to discuss its fourth quarter results. Itzik Weinstein President & CEO and Mickey Neumann, Senior Vice President & CFO will co-host the call. To participate in the call, please dial one of the following numbers:

From the United States:                     1-866-345-5855

From Israel:                                         03-918-0609

From the United Kingdom:                   0800-4048-418

All other international callers:           +972-3-918-0609

A Webcast replay of the earnings call will be available after the call on the Company`s web site at: www.ectel.com.

About ECtel Ltd.

ECtel (NASDAQ: ECTX) is a leading global provider of Integrated Revenue Management(TM) (IRM(TM)) solutions for communications service providers. A pioneering market leader for nearly 20 years, ECtel offers carrier-grade solutions that enable wireline, wireless, converged and next generation operators to fully manage their revenue and cost processes. ECtel serves prominent Tier One operators, and has more than 100 implementations in over 50 countries worldwide. Established in 1990, ECtel maintains offices in the Americas and Europe. For more information, visit www.ectel.com

Certain statements contained in this release contain forward-looking information with respect to plans, projections or future performance and products of the Company, the occurrence of which involves certain risks and uncertainties, including, but not limited to, 'potential' continued impact of the global financial and economic crisis, the expected demand for the Company's products and services, prospective customer anticipated interest in the Company's solutions, the reoccurrence of sales to existing customers, sales to new accounts, the ability to recognize revenue in future periods as anticipated, the possible slow-down in expenditures by telecom operators, the unpredictability of the telecom market and global macroeconomics, product and market acceptance risks, ability to complete development and market introduction of new products, the impact of competitive pricing and offerings, fluctuations in quarterly and annual results of operations, fluctuations in currency exchange rates, dependence on several large customers, commercialization and technological difficulties, non-fulfillment of the ARS acquisition agreement noted above by the buyer, risks related to our operations in Israel and other risks detailed in the Company's annual report on Form 20-F and other filings with the Securities and Exchange Commission. ECtel undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Company Contacts: Mickey Neumann, Senior Vice President and CFO Tel: +972-3-9002115 Email: Mickeyne@ectel.com; ir@ectel.com	IR Contacts: Ehud Helft \ Kenny Green GK Investor Relations Tel: + 1 617 418 3096 \ + 1 646 201 9246 Email: info@gkir.com

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ECtel Ltd.

Consolidated Balance Sheets

$ in thousands

December 31,	September 30,	December 31
2008	2008	2007

Assets

Current assets

Cash and cash equivalents	8,452	3,810	5,668
Short-term investments	1,011	-	5,652
Receivables:
Trade, net	10,904	11,754	8,612
Other	1,177	887	1,372
Related parties	247	382	17
Work in progress	475	364	282
Inventories	2,247	2,468	2,247

Total current assets	24,513	19,665	23,850

Long-term marketable securities

	8,172	15,502	17,760

Long-term other assets	1,193	1,985	1,612

Property, plant and equipment, net

	2,282	2,316	2,115

Goodwill	12,792	12,792	11,322

Other intangible assets, net	812	862	292

Total assets	49,764	53,122	56,951

Liabilities and Shareholders` Equity

Current liabilities

Trade payables	5,126	4,344	4,737
Related parties	31	23	18
Advances from customers	596	621	966
Other payables and accrued liabilities	6,707	6,956	5,796

Total current liabilities	12,460	11,944	11,517

Long-term liabilities
Liability for employee severance benefits	2,018	3,075	2,352

Total liabilities	14,478	15,019	13,869

Total shareholders` equity, net

	35,286	38,103	43,082

Total liabilities and shareholders` equity

	49,764	53,122	56,951

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ECtel Ltd.

Consolidated Statements of Operations - GAAP

$ in thousands except share and per share data

Three months ended		Year ended		Three months
December 31,		December 31,		Ended September 30,
2008	2007	2008	2007	2008

Revenues	4,768	6,616	24,984	20,898	7,056
Cost of revenues	3,161	2,960	13,671	10,185	3,543

Gross profit	1,607	3,656	11,313	10,713	3,513

Research and development costs, net	987	1,129	4,548	4,789	1,084
Selling and marketing expenses	1,793	2,188	8,653	8,546	2,848
General and administrative expenses	2,021	1,334	7,082	5,757	1,502
Amortization of acquisition-related intangible assets	50	25	164	94	50

Operating loss	(3,244)	(1,020)	(9,134)	(8,473)	(1,971)
Financial income, net	66	275	653	1,159	72
Other income, net (*)	(236)	(1,560)	195	(1,560)	-

Loss before taxes	(3,414)	(2,305)	(8,286)	(8,847)	(1,899)
Income tax (expense) benefit	(20)	73	(20)	73	-

Net (loss) income	(3,434)	(2,232)	(8,306)	(8,801)	(1,899)

Basic (loss) earnings per share	(0.21)	(0.13)	(0.50)	(0.53)	(0.11)
Diluted (loss) earnings per share	(0.21)	(0.13)	(0.50)	(0.53)	(0.11)

Weighted average number of shares outstanding used to compute basic and diluted (loss) earnings per share	16,281,898	16,686,401	16,553,139	16,671,488	16,557,856

(*) includes $450 thousand gain on sale of patent.

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ECtel Ltd.

Consolidated Statements of Operations - NON-GAAP

$ in thousands except share and per share data

To supplement the consolidated financial results prepared in accordance with GAAP, we include Pro-forma Net Income (Loss), Pro-forma Basic Net Earnings (Loss) Per Share and Pro-forma Diluted Net Earnings (Loss) Per Share, which are non-GAAP financial measures. These non-GAAP financial measures consist of GAAP financial measures adjusted for acquisition related amortization of intangible assets, the impact of the permanent impairment charge and recovery related to certain securities, expenses related to a due-diligence process which was carried out in the framework of an examination of a potential acquisition which had reached advanced stages and share-based compensation expenses. These non-GAAP financial measures exclude the effects of aforesaid elements because we believe these excluded costs are not related to our operating performance and measures. Also, it provides consistent and comparable measures to help investors understand our current and future operating performance that our management uses as a basis for planning and forecasting future periods.

These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies and should not be regarded as a replacement for corresponding GAAP measures.

The following table reconciles Pro-forma Net Income (Loss), Pro-forma Basic Net Earnings (Loss) Per Share and Pro-forma Diluted Net Earnings (Loss) Per Share to Net Income (Loss), Basic Net Earnings (Loss) Per Share and Diluted Net Earnings (Loss) Per Share, and the line items contributing to such figures, respectively, in each case the most directly comparable GAAP measure, ($ in thousands, except share and per share data).

Three months ended			Year ended
December 31, 2008			December 31, 2008
GAAP	Adj.	NON-GAAP	GAAP	Adj.	NON-GAAP

Revenues	4,768	-		4,768	24,984	-		24,984
Cost of revenues	3,161	(8)	(*)	3,153	13,671	(58)	(*)	13,613

Gross profit	1,607	8		1,615	11, 313	58		11,371

Research and development costs, net	987	-		987	4,548	(9)	(*)	4,539
Selling and marketing expenses	1,793	(27)	(*)	1,766	8,653	(220)	(*)	8,433
General and administrative expenses	2,021	(186)	(*)	1,835	7,082	(588)	(**) (*)	6,494
Amortization of acquisition-related intangible assets	50	(50)	(***)	-	164	(164)	(***)	-

Operating loss	(3,244)	271		(2,973)	(9,134)	1,039		(8,095)
Financial income, net	66	-		66	653	-		653
Other income (expenses)	(236)	236		-	195	236		431

Loss before taxes	(3,414)	507		(2,907)	(8,286)	1,275		(7,011)
Income tax expense	(20)	-		(20)	(20)	-		(20)

Net loss	(3,434)	507		(2,927)	(8,306)	1,275		(7,031)

Basic and diluted loss per share	(0.21)	(0.18)	(0.50)	(0.42)
Weighted average number of shares outstanding used to compute basic and diluted loss per share	16,281,898	16,281,898	16,553,139	16,553,139

(*) Share-based compensation expenses

(**)Including expenses related to a due-diligence process in amount of $118 thousands

(***) Amortization of other assets related to Telesoft and Compwise

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ECtel Ltd.

Consolidated Statements of Cash Flows

$ in thousands

Three months ended		Year ended		Three months
December 31,		December 31,		Ended September 30,
2008	2007	2008	2007	2008

Cash flows from operating activities

Net loss for the period	(3,434)	(2,232)	(8,306)	(8,801)	(1,899)

Adjustments to reconcile net (loss) income to
cash provided by (used in) operating activities:

Depreciation and amortization	178	145	673	600	200
Loss on disposal of property, plant and equipment	-	-	20	-	-
Loss on sale of long-term marketable securities	74	-	94	31	-
Premium amortization of long-term marketable securities	-	7	(21)	18	-
(Increase) decrease in trade receivables	850	(897)	(2,855)	314	(2,943)
(Increase) decrease in other receivables	117	(308)	602	(445)	1,272
Share-based compensation expenses	221	155	757	1,130	243
(Increase) decrease in inventories	221	(15)	-	7	(194)
Decrease (increase) in work in progress	(111)	-	(193)	71	293
Increase (decrease) in trade payables	784	942	391	831	51
Increase (decrease) in advances from customers	(25)	438	(370)	361	94
Decrease (increase) in related parties, net	143	175	(217)	336	(327)
Increase (decrease) in other payables and accrued liabilities	(1,054)	(599)	153	(2,618)	196
Impairment of Auction Rate Securities	236	1,560	236	1,560	-
Decrease (increase) in liability for employee severance benefits, Net	125	184	289	(120)	(29)

Net cash used in operating activities	(1,675)	(405)	(8,747)	(6,725)	(3,043)

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ECtel Ltd.

Consolidated Statements of Cash Flows (cont'd)

$ in thousands

Three months ended		Year ended		Three months
December 31,		December 31,		ended September 30,
2008	2007	2008	2007	2008

Cash flows from investing activities

Investment in short-term investments, net	-	1,002	8,130	(3,373)	-
Investment in property, plant and equipment	(96)	(49)	(677)	(381)	(206)
Payments in consideration with acquisition of the assets of Compwise	-	-	(1,520)	(158)	-
Long-term deposits withdrawal (funding)	8	(3)	55	25	1
Proceeds from sale of property, plant and equipment	-	-	-	2	-
Proceeds from maturity of long-term marketable securities	10,895	3,104	19,061	20,778	3,016
Investment in long-term marketable securities	(4,170)	(14,792)	(13,011)	(11,575)	-

Net cash (used in) provided by investing activities	6,637	(10,738)	12,038	5,318	2,811

Cash flows from financing activities

Repurchase of shares	(320)	-	(507)	-	(187)
Issuance of ordinary shares	-	-	-	974	-

Net cash (used in) provided by financing activities	(320)	-	(507)	974	(187)

Net (decrease) increase in cash and cash equivalents	4,642	(11,143)	2,784	(433)	(419)

Cash and cash equivalents at beginning of the period	3,810	16,811	5,668	6,101	4,229

Cash and cash equivalents at end of the year	8,452	5,668	8,452	5,668	3,810

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